# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Toast! Supplements, Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    November 18, 2017
    *The Company was formed as a corporation with the Commonwealth of Massachusetts on November 18, 2017 and subsequently filed articles of incorporation with the State of Delaware on November 21, 2018. On November 26, 2018, the Massachusetts entity was merged into the Delaware entity.*

*Physical address of issuer*
11 Blackburnian Rd., Lincoln, MA 01773

*Website of issuer*
https://alwaystoast.com

*Address of counsel to the issuer for copies of notices*
Foley Shechter Ablovatskiy LLP
1001 Avenue of the Americas, 12th Floor
New York, NY 10018

Attention: Sasha Ablovatskiy, Esq.
Email: sablovatskiy@foleyshechter.com

***Name of intermediary through which the Offering will be conducted***
MicroVenture Marketplace Inc.

***CIK number of intermediary***
0001478147

***SEC file number of intermediary***
008-68458

***CRD number, if applicable, of intermediary***
152513

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Evolve Bank & Trust

***Type of security offered***
Crowd Notes

***Target number of Securities to be offered***
25,000

***Price (or method for determining price)***
$1.00

***Target offering amount***
$25,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$250,000.00

*Deadline to reach the target offering amount*
November 22, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
1

|  | **Most recent fiscal year-end (December 31, 2020)** | **Prior fiscal year-end (December 31, 2019)** |
|---|---|---|
| **Total Assets** | $71,239.10 | $90,824.07 |
| **Cash & Cash Equivalents** | $51,909.24 | $25,001.68 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $234,305.33 | $170,792.91 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $81,342.33 | $29,107.95 |
| **Cost of Goods Sold** | $25,019.24 | $16,998.82 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$83,097.39 | -$125,928.84 |

*In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.*

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**June 22, 2021**

**FORM C**

**Up to $250,000**

**Toast! Supplements, Inc**



**Crowd Notes**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Toast! Supplements, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

|                                         | Price to Investors | Service Fees and Commissions [1][2] | Net Proceeds |
|-----------------------------------------|--------------------|-------------------------------------|--------------|
| Minimum Individual Purchase Amount      | $100.00            | $5.00                               | $95.00       |
| Aggregate Minimum Offering Amount       | $25,000.00         | $1,250.00                           | $23,750.00   |
| Aggregate Maximum Offering Amount       | $250,000.00        | $12,500.00                          | $237,500.00  |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at alwaystoast.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is June 22, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

# NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Forward Looking Statement Disclosure

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"* *"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://alwaystoast.com. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Toast! Supplements, Inc (the "Company") is a Delaware Corporation, formed on November 21, 2018. The Company was initially formed as a corporation with the Commonwealth of Massachusetts on November 18, 2017 and subsequently filed articles of incorporation with the State of Delaware on November 21, 2018. On November 26, 2018, the Massachusetts entity was merged into the Delaware entity. The Company is currently also conducting business under the name Toast! and Always Toast.

The Company is located at 11 Blackburnian Rd., Lincoln, MA 01773.

The Company's website is https://alwaystoast.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

Toast! Supplements (Toast!) develops dietary supplements, led by its flagship product, the Before You Drink gummy, designed to restore key nutrients and support your liver[*]. Toast!'s initial product, the Before You Drink gummy, was developed through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group.  The Before You Drink gummy is designed to restore key nutrients and support your liver*. Toast! has expanded its product line to include an immune support and melatonin-based gummy. We sell both direct-to-consumer (DTC) via online marketplaces and our branded domain, and we're working to expand our wholesale business-to-business (B2B).

**Exhibit B** to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

*\* These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Before You Drink will not prevent intoxication nor enhance sobriety. Please celebrate and recover responsibly.*

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $25,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $25,000 Principal Amount |
| **Maximum amount of Crowd Notes** | $250,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $250,000 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | November 22, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 30 hereof. |
| **Voting Rights** | See the description of the voting rights on page 40 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Sean O'Neill who is Founder and President of the Company. The Company has or intends to enter into employment agreements with Sean O'Neill although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Sean O'Neill or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***As a distributor of functional supplements, our business depends on developing and maintaining close and productive relationships with our vendors.***
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***We rely on other companies to provide raw materials, packaging components, and basic ingredients for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and

cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, packaging components, and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular raw materials, packaging components, or basic ingredients.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them

and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Maintaining, extending, and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.***

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***We depend on third party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Sean O'Neill in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Sean O'Neill die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject and/or may become subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We have not prepared any audited financial statements.***

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Future product recalls or safety concerns could adversely impact our results of operations.***
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***The consolidation of retail customers could adversely affect us.***
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.***

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

***Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.***

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

***We source certain packaging materials from a number of third-party suppliers and, in some cases, single-source suppliers.***

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

***The loss of our third-party distributors could impair our operations and substantially reduce our financial results.***

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

***Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.***

We rely on third parties, called co-packers in our industry, to produce our products. Our dependence on co-packers puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

***Our business is substantially dependent upon awareness and market acceptance of our products and brands.***

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

***Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.***

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. All of our secondary products such as Before You Sleep and Immune Support represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among gummy food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding gummy products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of supplement products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

***We currently depend exclusively on one third-party co-manufacturer with one location to manufacture our Before You Drink gummies.***
The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

***We rely, in part, on our third-party co-manufacturer to maintain the quality of our products.***
The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers may require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

***As a supplements company, all of our products must be compliant with applicable Food and Drug Administration (FDA) regulations as well as the laws and regulations of markets outside the United States into which we may sell our products.***
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As

such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

We plan to expand into Amazon Australia in 2021. The *Therapeutic Goods Act of 1989* regulates products containing "such ingredients as herbs, vitamins, minerals, nutritional supplements, homoeopathic and certain aromatherapy preparations" as complementary medicines. We must comply with the applicable rules and regulations of non-U.S. markets in which we offer our products, including those regarding product manufacturing, food safety, required testing and appropriate labeling. It is possible that such regulations may change over time. As such, there is a risk that our products could become non-compliant, and any such non-compliance could harm our business.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.***
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

***Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.***
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The active ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

***Failure by our transportation providers to deliver our products on time or at all could result in lost sales.***
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

***If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.***

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

***If our products do not have the effects intended or cause undesirable side effects, our business may suffer.***

Although many of the ingredients in our current products are substances for which there is a long history of human consumption, they may also contain innovative ingredients or combinations of ingredients. While we believe that our products and the combinations of ingredients in them are safe when taken as directed, the products could have certain undesirable side effects if not taken as directed or if taken by a consumer who has certain medical conditions such as allergies to product ingredients. Furthermore, there can be no assurance that any of our products, even when used as directed, will have the effects intended or will not have unforeseen harmful side effects. If any of our products or products we develop or commercialize in the future are shown to be harmful or generate negative publicity from perceived harmful effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

***We may be subject to product liability claims.***

As a dietary supplement company, we are subject to product liability claims if the use of our products is alleged to have resulted in injury or to include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. A successful claim brought against us related to our branded products or products that we manufacture for third parties could result in increased costs and could adversely affect our reputation with customers, which could in turn materially adversely affect our business, financial condition and results of operations.

***We plan to offer new products in the near future.***

There are substantial risks and uncertainties associated with launching a new product line. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.


**Risks Related to the Securities**

*The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

Toast! develops dietary supplements, led by its flagship product, the Before You Drink gummy, designed to be consumed before a night of drinking. Toast!'s initial product, the Before You Drink gummy, was developed through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group. The Before You Drink gummy is designed to restore key nutrients and support your liver. Toast! has expanded its product line to include an immune support and melatonin-based gummy. We sell both direct-to-consumer (DTC) via online marketplaces and our branded domain, and we're working to expand our wholesale business-to-business (B2B).

### Business Plan

Our flagship product, the Before You Drink (BYD) gummy, is a gummy bear supplement designed to help your body process alcohol, support liver health, and restore key nutrients. The BYD gummy is powered by our proprietary functional formula which we developed in cooperation with clinical researcher Dr. Joris Verster, founder of the Alcohol Hangover Research Group. Unlike existing pills, powders, and beverages, we believe our gummies offer an appealing and tasty format that is also shareable and portable, and we have partnered with an American candymaker to produce a candy quality gummy. Our packaging is designed for point of sale impulse purchases at convenience stores, gas stations, liquor stores, and other retailers, and we have partnered with AATAC to begin our expansion into those channels. Currently sold exclusively in the US, we plan to offer worldwide DTC shipping starting this June. Finally, we plan to conduct a publishable study of our BYD gummies to prove their efficacy versus a placebo, which we aim to complete by the end of this year. Beyond our BYD gummies, we continue to research and develop new proprietary products designed to help with widespread functional health issues such as sleep, energy, and stress. We utilize clinically researched natural ingredients, innovative and appealing formats and packaging, and aim to distribute our products into channels untapped by existing competitors including hotels, resorts, bars, clubs, casinos, and more.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Before You Drink (BYD) Gummies | A proprietary functional supplement designed to help the body process alcohol, support liver health, and restore key nutrients. BYD gummies are Toast!'s flagship product. | BYD gummies are sold direct to consumers, as well as wholesale |
| Before You Sleep (BYS) Gummies | A private label melatonin gummy designed to support your quality of sleep so you can get a healthy rest. | BYS gummies are sold direct to consumer, as well as wholesale |
| To Immune Support (TIS) Gummies | A private label immune support gummy designed to help support a healthy immune system. | TIS gummies are sold direct to consumer, as well as wholesale |

*These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Before You Drink will not prevent intoxication nor enhance sobriety. Please celebrate and recover responsibly.*

We are constantly upgrading our BYD gummies with improved flavor and efficacy, and we plan to introduce an updated berry version within Q3 2021 with proceeds of the Offering used to market the updated product. We also have plans to introduce worldwide shipping on our branded domain with the launch of our updated BYD gummies, as well as expand to Amazon Australia in 2021. We are also developing a new sleep product in both powder and tea formats, with proceeds of the Offering used to pilot this new fully proprietary product by the end of this year. We are constantly evaluating new potential private label offerings, and proceeds from the Offering may be used to pilot a new private label line(s).

As an omnichannel brand, we offer our products online in a variety of marketplaces as well as wholesale. We sell our products D2C through our branded domain (alwaystoast.com) as well as marketplaces including Amazon, Walmart, and Google. We sell our products online through wholesale marketplaces including Faire, Bulletin, MeetMable, and others. We are also a Recommended "New Products" vendor of the Asian American Trade Association Council (AATAC) whose members control over 80,000 locations under banners including 7/11, Circle K, AMPM, and more.

**Competition**

The Company's primary competitors are MoreLabs, Flyby, Blowfish, and LiquidIV.

We compete most directly with other supplements marketed to alcohol consumers, and we also compete indirectly with hydration drinks and powders. The marketplace among direct competitors is highly fragmented among a number of pill, powder, and beverage products. Indirect competitors include products owned by multinational corporations with significant financial resources and brand equity. As the only gummy product currently in our space, we compete on the consumer appeal of our format, as well as efficacy and packaging; in the broader supplements category we compete on the basis of these same factors, consumer appeal of our unique formats and packaging as well as functional efficacy.

**Customer Base**

Our customers include alcohol consumers aged 21 to 65+ across the United States, as well as generally health-conscious consumers.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 88765768 | Consumer Packaged Goods | Toast! | July 15, 2019 | April 8, 2020 | USA |

The active formulations behind the BYD gummy as well as our sleep product in development are maintained as trade secrets and are only divulged under NDA with necessary vendors.

**Governmental/Regulatory Approval and Compliance**

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Our planned expansion into international markets will comply with the applicable laws and regulations to which our products may be subject in those markets. Failure to comply with the laws and regulations of the United States and those of non-U.S. markets could subject us to administrative and legal proceedings and actions by various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 11 Blackburnian Rd., Lincoln, MA 01773

The Company conducts business in Massachusetts.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**Exhibit B** to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds* | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $1,250 | 5.00% | $12,500 |
| General Marketing | 53.00% | $13,250 | 40.00% | $100,000 |
| Research and Development | 0.00% | $0 | 20.00% | $50,000 |
| Manufacturing | 30.00% | $7,500 | 4.00% | $10,000 |
| Equipment Purchases | 0.00% | $0 | 0.80% | $2,000 |
| Future Wages | 0.00% | $0 | 6.00% | $15,000 |
| Repayment of Debt | 0.00% | $0 | 6.00% | $15,000 |
| General Working Capital | 10.00% | $2,500 | 8.20% | $20,500 |
| AATAC Initial Distribution Campaign | 0.00% | $0 | 8.00% | $20,000 |
| Content Creation and Design | 2.00% | $500 | 2.00% | $5,000 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$250,000** |

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Our primary objective is to use these funds to deploy additional stations. Funds may be redirected towards manufacturing, equipment, facility fees, and sales as needed to achieve this objective.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Director and Officer

The sole director and officer of the Company is listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Sean O'Neill

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Founder and President, 11/18/2017 -  Present; Oversee company operations including product development, sales, and partnerships

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Couchster, Founder and President, June 2011 - June 2018; Oversee day-to-day operations and growth opportunities

*Educational background and qualifications*

B.A. in Economics and graduated Summa Cum Laude, Phi Beta Kappa, with Departmental Honors from Tulane University; MBA and graduated Cum Laude with a focus on Entrepreneurial Studies from Babson College.

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has 1 employee located in Massachusetts.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| Amount authorized | 10,000,000 |
| Amount outstanding | 5,000,000 |
| Voting Rights | One vote per share |
| Anti-Dilution Rights | N/A |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100.0% |
| Other material terms | N/A |

| Type of security | Convertible Notes |
|---|---|
| **Amount authorized** | N/A |
| **Amount outstanding** | $220,000.00 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | N/A |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | N/A |
| **Other material terms** | Interest is charged 3% per annum. The principal amount and all accrued interest shall become due and payable upon the demand by the note holder to the Company at any time following Maturity Date (December 31, 2021). Interest shall only be due and payable upon repayment of the Note.<br><br>The Company shall not have the right to prepay the Note in whole or in part without the prior written consent of the Holder, and except as set forth below, the Note shall not become due until the Company has received the above referenced demand from the Holder.<br><br>$60,000 of the Notes are convertible into shares of the Company's preferred stock at a discount of 10% to the offering price of the preferred stock in the Company's subsequent financing of at least $1,000,000.<br><br>$160,000 of the Notes are automatically convertible into shares of the Company's preferred stock constituting 10% of the Company's outstanding shares of common stock on as converted and fully diluted basis in the Company's subsequent financing of at least $1,000,000. |

In addition to the Convertible Notes previously detailed, the Company has the following debt outstanding:

| Creditor | Sean O'Neill |
|---|---|
| **Amount outstanding** | $16,139.04 |
| **Interest Rate** | N/A |
| **Maturity date** | The loan will be repaid at a time chosen at the Company's discretion. |
| **Other material terms** | N/A |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Notes | 3 | $220,000.00 | General Corporate Purposes | December 31, 2018 – November 2020 | Section 4(a)(2) |

**Ownership**

The Company is currently owned solely by Sean O'Neill.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Shares | Percentage Owned Prior to Offering |
|---|---|---|
| Sean O'Neill | 5,000,000 | 100.0%[1] |

[1] Does not include the conversion of the $160,000 convertible note which converts into 10% of the Company's outstanding shares of common stock on as converted and fully diluted basis in the Company's subsequent financing of at least $1,000,000.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

*In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.*

**Recent Tax Return Information (for year ending 12/31/20)**

| Total Income | Taxable Income | Total Tax |
|:---:|:---:|:---:|
| $56,323 | -$79,622.00 | $0.00 |

## Operations

The Company completed its seed round of financing in January 2019, and additional seed financing was conducted in 2020. Following the Offering, we do not intend to raise capital again until we are ready to seek Series A financing. We are currently focusing on driving DTC growth on our branded domain as well as retail adoption and distribution; while we intend to drive growth as profitability as possible, we plan to test a variety of channels and tactics and anticipate that some or all will not prove profitable.

The Company intends to focus on driving DTC growth on our branded domain, top line revenue growth, as well as driving retail adoption and distribution. During that time, the Company will continue to drive towards increased margins through supply cost reductions as well as through increased scale and will test various marketing channels to determine its most profitable channels for increased reinvestment.

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations and plans. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as the majority of our current cash on hand is earmarked towards inventory of our updated BYD gummies, with our next batch anticipated to produce approximately $250,000 in retail value inventory which we will market with a portion of Offering proceeds.

The Company continues to evaluate potential additional raises from prospective angels and other investors.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company expects to file its 2020 tax return for its fiscal year, ending December 31, 2020, some time in 2021.

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to $250,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 22, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary.  The following two fields set forth the compensation being paid in connection with the Offering.

*Commission/Fees*
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

*Stock, Warrants and Other Compensation*
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

**The Securities**
We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

**Authorized Capitalization**
See "CAPITALIZATION AND OWNERSHIP" above.

**General**
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

**Events Triggering Conversion of Crowd Notes**
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2x) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

**Qualified Equity Financing**
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**Corporate Transaction and Corporate Transaction Payment**
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2x) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

**Termination of Crowd Note**

The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

**No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights**

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Additional Transfer Restrictions**

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

**IPO Lock Up**

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

The Company does not have the right to repurchase the Securities.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE**

**INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

***Loans***

| Related Person/Entity | Sean O'Neill |
|---|---|
| **Relationship to the Company** | President |
| **Total amount of money involved** | $16,139.04 |
| **Benefits or compensation received by related person** | The loan will be repaid at a time chosen at the Company's discretion. |
| **Benefits or compensation received by Company** | The Company received operating capital. |
| **Description of the transaction** | The Company's founder extended an interest-free loan to the Company. |

*Securities*

| Related Person/Entity | Lisa Arrowood and Phil O'Neill Jr |
|---|---|
| **Relationship to the Company** | Immediate Family Members |
| **Total amount of money involved** | $55,000.00 |
| **Benefits or compensation received by related person** | Upon a financing event of at least $1,000,000 inclusive of the principal and interest of the Note, the principal plus all accrued interest will convert to the Offered Security by dividing (A) the then unpaid principal amount of the Note plus all accrued and unpaid interest thereon by (B) a conversion price equal to 90% of the price per Offered Security paid in cash in such a financing. |
| **Benefits or compensation received by Company** | The Company received operating capital. |
| **Description of the transaction** | Purchase of a Convertible Note. |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sean O'Neill
(Signature)

Sean O'Neill
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sean O'Neill
(Signature)

Sean O'Neill
(Name)

President
(Title)

June 22, 2021
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sean O'Neill, being the founder of Toast! Supplements Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sean O'Neill
(Signature)

Sean O'Neill
(Name)

President
(Title)

June 22, 2021
(Date)

**EXHIBITS**

Exhibit A      Financial Statements
Exhibit B      Company Summary
Exhibit C      Subscription Agreement
Exhibit D      Crowd Note
Exhibit E      Pitch Deck
Exhibit F      Video Transcript

# EXHIBIT A

*Financial Statements*

## Toast! Supplements, Inc.
## Income Statement (unaudited)
## For Years Ended December 31,

|  | 2020 | 2019 |
|---|---|---|
| **Income** | | |
| Product Sales | 85,890.63 | 30,035.22 |
| Shipping Revenue | 492.25 | 1,295.92 |
| Discounts | (3,896.17) | (1,883.29) |
| Returns | (1,144.38) | (339.90) |
| **Total Income** | 81,342.33 | 29,107.95 |
| Cost of Goods Sold | 25,019.24 | 16,998.82 |
| **Gross Profit** | 56,323.09 | 12,109.13 |
| Expenses | | |
| Employee Education and Training | 50.00 | 50.00 |
| Consultants | (3,478.21) | 70,230.66 |
| Professional Services | 14,204.60 | 10,153.45 |
| Subscriptions | 1,846.56 | 2,068.80 |
| Travel and Entertainment | 230.31 | 3,826.74 |
| Website | 3,385.98 | 3,300.45 |
| Facilities | 20,529.00 | 17,542.98 |
| Marketing and Sales | 16,015.58 | 13,985.09 |
| Transaction Fees | 6,444.95 | 1,705.45 |
| Outbound Shipping | 20,793.76 | 3,320.00 |
| Research and Development | - | 5,653.35 |
| Other Operating Expenses | 4,068.99 | 1,401.00 |
| **Total Expenses** | 84,091.52 | 133,237.97 |
| **Net Operating Income** | (27,768.43) | (121,128.84) |
| Other Income/(Expenses) | (55,328.96) | (4,800.00) |
| **Net Income** | (83,097.39) | (125,928.84) |

# Toast! Supplements, Inc.
## Balance Sheet (unaudited)
## For Years Ended December 31,

|  | 2020 | 2019 |
|---|---|---|
| Assets |  |  |
| Current Assets |  |  |
| Cash and Cash Equivalents | 51,909.24 | 25,001.68 |
| Inventory | 15,798.14 | 41,995.78 |
| Prepaid Expenses and Other Receivables | 3,531.72 | 23,826.61 |
| Total Current Assets | 71,239.10 | 90,824.07 |
| **Total Assets** | 71,239.10 | 90,824.07 |
|  |  |  |
| Liabilities and Equity |  |  |
| Liabilities |  |  |
| Current Liabilities |  |  |
| Accounts Payable | (11,847.86) | 4,848.20 |
| Related Party Loan | 15,522.58 | 621.80 |
| Accrued Expenses | - | 446.25 |
| Short-Term Debt | 230,575.00 | 164,800.00 |
| Other Current Liabilities | 55.61 | 76.66 |
| Total Current Liabilities | 234,305.33 | 170,792.91 |
| Total Liabilities | 234,305.33 | 170,792.91 |
| Equity |  |  |
| Shareholders' Equity | 46,100.00 | 46,100.00 |
| Retained Earnings | (126,068.84) | (140.00) |
| Net Income | (83,097.39) | (125,928.84) |
| Total Equity | (163,066.23) | (79,968.84) |
| **Total Liabilities and Equity** | 71,239.10 | 90,824.07 |

**Toast! Supplements, Inc.**
**Statement of Cash Flow (unaudited)**
**For Years Ended December 31,**

|  | 2020 | 2019 |
|---|---|---|
| Operating Activities |  |  |
| Net Income | (83,097.39) | (125,928.84) |
| Adjustments to Net Income |  |  |
| (Increase)/Decrease in Inventory | 26,197.64 | 11,987.28 |
| (Increase)/Decrease in Prepaid |  |  |
| Expenses and Other Receivables | 20,294.89 | (23,826.61) |
| Increase/(Decrease) in Accounts Payable | (16,696.06) | (4,167.60) |
| Increase/(Decrease) in Accrued Expenses | (446.25) | 446.25 |
| Increase/(Decrease) in Credit Cards | 14,900.78 | - |
| Increase/(Decrease) in Other Current Liabilities | (21.05) | 76.66 |
| Cash from Operating Activities | (38,867.44) | (141,412.86) |
|  |  |  |
| Investing Activities |  |  |
| Cash from Investing Activities | - | - |
|  |  |  |
| Financing Activities |  |  |
| Short-Term Debt | 65,775.00 | 164,800.00 |
| Common Stock | - | - |
| Cash from Financing Activities | 65,775.00 | 164,800.00 |
|  |  |  |
| Cash change during the period | 26,907.56 | 23,387.14 |
| Cash at the beginning of the period | 25,001.68 | 1,614.54 |
| Cash at the end of the period | 51,909.24 | 25,001.68 |

## Toast! Supplements, Inc.
## Statement of Changes in Shareholders' Equity (unaudited)

|  | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Beginning of 2019 | 46,100.00 | (140.00) | 45,960.00 |
| Net Income | - | (125,928.84) | (125,928.84) |
| End of 2019 | 46,100.00 | (126,068.84) | (79,968.84) |
| Net Income | - | (83,097.39) | (83,097.39) |
| End of 2020 | 46,100.00 | (209,166.23) | (163,066.23) |

# Toast Supplements Inc.
# Notes to Financial Statements
For Fiscal Years ended December 31, 2019 and 2020 (Unaudited)

## NOTE 1 – Nature of Operations

Toast Supplements Inc. was a MA corporation founded in 2018 that was subsequently acquired by a DE Corporation of the same name. The company's principal purpose is to manufacture and sell dietary supplements and related products. Since inception, the Company has relied on funding from its founder, an early stage VC (Mucker Labs), and independent angels. Historically the Company has produced negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next six months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), the receipt of funds from revenue producing activities, if and when such can be realized, as well as working capital contributions from its founder and from revenue based financing lenders. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The unaudited financials do not necessarily contain all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The company's fiscal year is based on the regular calendar year.

### Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

### Risks and Uncertainties

The Company's business and operations are sensitive to general economic conditions in the United States. Factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, increased competition, or changes in consumer preferences. These adverse conditions could affect the Company's financial condition and the results of its operations. The company's industry is highly competitive, and the company cannot guarantee that it can compete effectively against the other businesses in its industry.

## Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. In the future the Company may maintain balances in excess of the federally insured limits.

## Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash consists of funds in the Company's checking account. At times, bank deposits may exceed federally insured limits. The Company has not experienced any losses on its cash and cash equivalents. At December 31, 2020 and 2019, the Company had cash and cash equivalents of $51,909 and $25,001 respectively.

## Revenue Recognition

The Company earns revenue by selling its products to consumers either via Direct To Consumer (DTC) online sales or wholesale to retailers and records revenue when the product has shipped to the final customer and payment has been received in the Company's checking account.

## Fixed Assets

Fixed Assets over a certain dollar value are capitalized and depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of an asset. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

## Inventory

When applicable, the Company records inventory at the lower of the cost of producing the product or at the ascertainable market price. Adjustments are made periodically for obsolescence, shrinkage and loss. The company uses the first in, first out (FIFO) method of counting inventory.

## Prepaid Expenses

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid for in advance. As of December 31, 2019 and December 31, 2020, these include prepaid affiliate fees, prepaid expenses for warehousing and prepaid rent that will be fully amortized by early 2021.

## Loans Payable

Periodically, the majority shareholder will incur expenses personally for the business and these items are recorded as a Loan Payable to the Shareholder.

*Long Term Debt*

As of December 31, 2020, the company had issued $220,000 in Convertible Notes. Interest is accrued pursuant to the terms of the Convertible Notes.

*Equity*

As of December 31, 2020, the company had issued $46,100 in Common Stock.

*Cost of Goods Sold*

For the years ending December 31, 2019 and 2020, cost of goods sold were recorded in the same accounting period as product sales revenue was recorded.

*Advertising*

The Company expenses any advertising costs as they are incurred.

## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period December 2019 and December 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

## NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has issued $16,139.04 of subordinated debt to the sole owner, Sean O'Neill. The indebtedness does not have a maturity date, interest rate, or repayment schedule and will be repaid at the Company's discretion.

The Company has issued $55,000 of convertible notes to Sean O'Neill's immediate family members. Please see the Form C for additional information regarding convertible note terms.

## NOTE 7 – SUBSEQUENT EVENTS

*Anticipated Crowdfunded Offering*

The Company intends to offer up to $250,000 of securities (the "Offering"). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, and as amended, in order to receive any funds. The Offering is being made through MicroVenture Marketplace, Inc. which shall be compensated as detailed in the Form C for serving as intermediary for the Offering.

*Management's Evaluation*

Management has evaluated subsequent events through May 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

## EXHIBIT B

*Company Summary*



**Company:** Toast! Supplements

**Market:** Dietary Supplements

**Product:** Dietary supplement gummies that aim to improve hangover recovery, sleep quality, and immune support



## Company Highlights

- Raised $160,000 from Mucker Capital's Accelerator program to develop three lines of gummies to help restore key nutrients and support the liver, support sleep quality and support immune health.
- The Before You Drink gummy, its flagship product, was developed from over two years of testing and through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group[i]
- Recommended "New Products" vendor of the AATAC, a national association of retailers and consumer goods buying groups that include operators of 80,000 stores like 7-Eleven, Sunoco, Gulf, and Circle K[ii]
- Reached over $64,000 and $19,000 in revenue in Q4 2020 and Q1 2021, respectively, with gross margins above 70%

## EXECUTIVE SNAPSHOT

Toast! Supplements (Toast!) develops functional dietary supplements that aim to restore nutrients and support the liver, support sleep quality, and immune support. Unlike existing supplements that are either pills, powders, or beverages, Toast!'s gummy supplements offer a tasty and appealing alternative manufactured through its partnership with a quality American candymaker and ingredient supply relationship with another dietary supplement company. Toast!'s initial product, the Before You Drink gummy, was developed through a partnership with Dr. Joris Verster, founder of the Alcohol Hangover Research Group.[iii] The Before You Drink gummy should be taken before a night of drinking, so you can celebrate and feel great about it . Toast! has expanded its product line to include an immune support and melatonin-based gummy.

## PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits.

**$100+** — Invite to Toast! Private FB Beta Group

**$250+** — One carton (12 servings) of Toast!'s Brand New Before You Drink Gummies + an invite to the Toast! Private FB Beta Group



**$500+** — One carton (12 servings) of Toast!'s Brand New Before You Drink Gummies + One bottle of Before You Sleep Gummies (90 ct) + an invite to the Toast! Private FB Beta Group

**$5,000+** — Toast! Supporter Box + an exclusive pre-market sample of an upcoming product line + 1,000 Toast! Reward Points

**$10,000+** — Help Toast! Design Our Next Product! The feedback of the Toast! community has been critical to our success, and we want YOUR feedback in developing our next product!

**$25,000+** — Fund A Clinical Trial of Toast!'s Before You Drink Gummies! Help Toast! prove just how effective our Before You Drink Gummies really are with a published clinical trial with an (optional) acknowledgement of your assistance in making it happen!

## COMPANY SUMMARY

### Opportunity

Approximately three-quarters of Americans incorporate dietary supplements in their daily routine. As overall wellbeing is the primary focus for these individuals, supplement usage has risen since the COVID-19 pandemic, with 91% of supplement users reporting increasing their supplement usage in some form.[iv] Globally, this trend towards seeking better health has given rise to a $140 billion industry. North America is currently dominating the market, and the U.S. is a leading country in this region. Grandview Research anticipates North America to take a backseat to Europe and Asia Pacific by 2028, pointing towards a growth opportunity for supplement manufacturers who look abroad.[v]

Toast! has developed three supplement products  to help restore nutrients and support the liver, support sleep quality, and immune support. Primarily sold direct-to-consumer, Toast! had a record quarter in Q4 2020 after selling over $64,000 of dietary supplements. Currently sold in the U.S., Toast! aims to become a staple brand within convenience store locations through its partnership with AATAC, a national association of retailers and regional operators of over 80,000 convenient store locations throughout the U.S. and Puerto Rico, including stores like 7-Eleven, Sunoco, and Circle K.[vi]

To date, Toast! has raised a total of $220,000 via convertible notes and has grown organically, largely from referrals. The company is seeking additional capital to ramp up its marketing efforts, develop new products, and improve existing products. The company aims to keep scaling in the U.S. and eventually move into international territory to take advantage of a global opportunity.

### Products



Toast!'s flagship product is the Before You Drink (BYD) gummy, which is made from the following ingredients that may ease hangover symptoms according to various studies:



- **Prickly Pear:** Helps reduce the inflammatory response of the body caused by hangovers[vii]
- **Milk Thistle:** May detoxify harmful byproducts from metabolized alcohol[viii]
- **Matcha Green Tea:** Contains antioxidants in which may help the liver detoxify the toxins left behind from metabolized alcohol[ix]
- **L-Cysteine:** An amino acid that helps the liver process excess alcohol and may help reduce anxiety and stress[x]
- **Zinc:** In a recent study, drinking alcohol and dietary intake of zinc and nicotinic acid were associated with less sever hangovers compared to no dietary intake of zinc and nicotinic acid[xi]
- **Thiamin:** As a B1 vitamin, Thiamin is depleted following alcohol assumption. While there isn't conclusive evidence to suggest thiamin is a cure for hangovers, it may help heal your brain after a night out.[xii]
- **Niacin:** As a B3 vitamin, Niacin (nicotinic acid) alone may not relieve hangover symptoms. [xiii]Although according to a study conducted by Dr. Joris Verster, "social drinkers who have a higher dietary intake of niacin and zinc reported significantly less severe hangovers"[xiv]



2 servings in every pack
ALWAYS TOAST!
BEFORE YOU DRINK
TOAST!
To your health

**Supplement Facts**

| | | |
|---|---|---|
| Serving size | | 5 Gummies |
| Servings per container | | 12 |
| **Amount per serving** | | **%DV** |
| Calories | | 60 |
| Total Carbohydrate | 13 g | 5% |
| Total Sugars | 9 g | † |
| Includes 9 g Added Sugars | | 18% |
| Protein 1 g | | |
| Calcium 16 mg | | 2% |
| Potassium 10 mg | | 0% |
| Sodium 10 mg | | 0% |
| Thiamin 4 mg | | 334% |
| Niacin 12.5 mg | | 62% |
| Zinc 6 mg | | 55% |
| Proprietary Blend 855 mg | | † |

Nopal Powder, Milk Thistle Extract, L-Cysteine, Matcha Green Tea

*Percent Daily Values (DV) are based on a 2000 calorie diet.
†Daily Value (DV) not established.

Always Toast! Before You Sleep
TOAST!
To your health

Before You Sleep (BYS)



ALWAYS TOAST!
TO IMMUNE SUPPORT
TOAST!
To your health

Immune Support



Toast!'s BYS gummies are made with melatonin, a naturally occurring chemical in the brain that is released in the evening to help fall asleep.[xv]

Toast!'s immune support gummies are packed with the following ingredients:

- **Elderberry (Sambucus nigra):** contains numerous antioxidants and vitamins to aid the immune system, protect the heart, and fight inflammation[xvi]
- **Vitamin C:** Antioxidant that can fight free radicals in the body in supporting immune system health[xvii]
- **Zinc:** Nutrient that fights against colds and flus[xviii]

*These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Before You Drink will not prevent intoxication nor enhance sobriety. Please celebrate and recover responsibly.*

## Use of Proceeds

If Toast! reaches the minimum amount ($25,000) or maximum amount ($250,000), it anticipates using the proceeds as follows:



A majority of the proceeds of this raise will be put towards growth marketing. This will include paid ads, public press hits, influencer engagement and other marketing initiatives. To meet the potential demand from its marketing campaigns, Toast! expects to put about 20% towards research and development, which will be used to further develop the Before You Sleep gummy, including seeking validation for its product lines through a customer research study. Additional use of funds include:

- **Manufacturing:** Cost associated with the production of the BYD gummy
- **Working Capital:** Day-to-day expenses, including inventory costs
- **AATAC Initial Distribution Campaign:** Costs associated with building out its wholesale channels
- **Repayment of Debt:** Repayment of founder's cash infusion that occurred prior to raising capital in 2018



## Product Roadmap

Over the next few quarters, Toast! aims to expand its sales channels internationally, increase its brand presence on Amazon, create new proprietary product lines, and validate its brand with a customer satisfaction study.

| Q3 2021 | Q4 2021 | Q1 2022 |
|---|---|---|
| <ul><li>Launch improved version of BYD</li><li>Initiate expansion plans for worldwide shipping and international market penetration (Australia, then Southeast Asia)</li><li>Launch outbound wholesale distribution</li><li>AATAC convention</li><li>Amazon "Launch Merchandising Package" for the BYD gummy</li></ul> | <ul><li>Industry conferences</li><li>Launch of improved BYS gummy</li><li>Public relations and holiday planning</li><li>Digital advertisements and pay-per-click growth on Amazon</li></ul> | <ul><li>Begin research and development on next product line</li><li>Publication of customer satisfaction survey</li><li>Brand exposure at additional conventions to drive wholesale distribution</li></ul> |

## Business Model

Toast! has built as an omnichannel brand, offering both direct-to-consumer (D2C) and wholesale business-to-business (B2B) sales of proprietary and private label products. Its primary revenue stream so far has exclusively been D2C. Its D2C efforts are carried out through its marketing sales funnel at alwaystoast.com as well as through e-commerce sites like Amazon, Faire, RangeMe, Bulletin, and MeetMable. Toast!'s pricing options for its three products are:

| Before You Drink | Before You Sleep | Immune Support |
|---|---|---|
| <ul><li>Sample Pack (two servings): $7.99 ($3.99 per serving)</li><li>Carton (16 servings): $39.99 ($2.50 per serving)</li><li>Family Size (32 servings): $74.99 ($2.34 per serving)[xix]</li></ul> | <ul><li>Bottle (90 servings): $24.99 ($0.28 per serving)[xx]</li></ul> | <ul><li>Bottle (90 servings): $24.99 ($0.28 per serving)[xxi]</li></ul> |



To date, Toast!'s wholesale B2B segment has not been material to revenue. The Company intends to expand the wholesale channel through its partnership with AATAC, a national association of retailers and consumer packaged goods vendors.[xxii] Toast! Has developed a wholesale pricing model with an eye towards providing retailers with a ~50% margin.

## USER TRACTION

Toast! joined Mucker Capital's Accelerator program in January 2019 and received $160,000 of capital to jumpstart the development of the BYD gummy. Some of Mucker's popular exits include TaskRabbit, Honey, Modus, and Wallaby.[xxiii]

Toast! operated semi-stealth from its product launch in January 2019 until the improved BYD gummy launched in September 2020. Following the launch in September 2020, Toast! recorded sales of over $64,000 in Q4 2020 with virtually no advertising expenses.

In 2021, Toast! partnered with AATAC, a national association of retailers and regional operators of over 80,000 convenient store locations throughout the U.S. and Puerto Rico, including stores like 7-Eleven, Sunoco, and Circle K.[xxiv]




In addition to its formal partnerships, Toast! has a supplier relationship with Tenzo, which provides the company with matcha green tea, a key ingredient for its BYD gummy. Tenzo has also done co-marketing campaigns with Toast! in the past to promote healthy lifestyles and the possible benefits of adding supplements into your daily life.



## HISTORICAL FINANCIALS

*Revenue*

Toast!'s quarterly revenue in the last two years has been hovering between $3,000 and $7,000, except for the spike in Q4 2019, which contributed over $15,000 to the top line. Q4 2020 was Toast!'s best quarter by far, resulting in total revenue (fewer discounts and returns) of $64,035 from about $66,000 of product sales. Q1 2021 was its second-highest quarter in terms of revenue, as Toast! Sold $19,679 of product.





*Gross Profit Margins*

Toast! has effectively managed its product costs as it scales for growth, exemplified by an increasing gross profit margin. After negative gross margins in Q1 2019, Toast! achieved gross margins of 40-50% in each quarter in 2019. In 2020, quarterly gross margins remained above 60%. Toast! ended its fiscal year with gross margins of 71% in Q4 and performed similarly in Q1 2021.



*Operating Expenses*

The company's operating expenses were highest right after the brand's inception due to consulting expenses to develop and launch Toast! Following Q2 2019, the company's expenses remained relatively stable for a few quarters as it began promoting and shipping orders. In Q4 2020, operating expenses spiked to over $30,000 due



to an increase in outbound shipping expenses of about $15,000 to account for a record increase in purchase orders for the quarter. In Q1 2021, operating expenses decreased by about $10,000 due to a decrease in shipping costs.



*Expense Breakdown*







*Net Loss and Cash Position*

Toast! has recorded a net loss for each quarter, which have been largely caused by inventory write-offs in the most recent quarters. In Q3 and Q4 of 2020, the company recorded inventory write-offs relating to its beta-tested gummy of $13,210 and $36,344, respectively—the current formulation has not been written off. Q1 2021 was the best quarter since inception in terms of net income. While negative, the company's $10,000 decrease in shipping costs benefited the company's bottom line.



In 2020, Toast! had an average monthly cash burn rate of $3,200, which increased to $5,380 within the first quarter of 2021. The company had approximately $35,000 of cash on hand at the end of Q1 2021.

INDUSTRY AND MARKET ANALYSIS



In 2019, dietary supplement use in the U.S. reached an all-time high as supplements have become more mainstream than ever before. According to a survey conducted by CRN, more than a third (77%) of Americans reported consuming dietary supplements. The survey also found that usage is not heavily skewed towards a certain age group, geographic region, demographic, or gender. While females use slightly more supplements than men and adults tend to consume more than their younger counterparts, dietary supplements are increasingly becoming a staple in everyday life.[xxv]

In its 2020 survey, CRN reported total supplement usage dipped slightly to 76% of surveyed participants. Despite the negligible decline in usage statistics, supplement users are consuming more than in the previous year. 91% of total supplement users mentioned increasing their daily supplement intake in some form, which may be attributed to the COVID-19 pandemic.[xxvi]

The popularity of dietary supplements extends beyond the U.S. borders. The global dietary supplement market was valued at $140.3 billion in 2020 and is expected to increase at a compounded annual growth rate (CAGR) of 8.6% from 2021 to 2028. Probably the most obvious reason driving its growth is an increasing awareness towards personal health and wellbeing. Adult usage is primarily driven by the need to fulfill essential nutrients amidst busy working lives. Regionally, North America is leading this market at about 35.7% market share in 2020. Europe also accounted for a significant portion of the market in 2020. The Asia Pacific region is expected to experience rapid growth in the next few years and become the leading region by 2028.[xxvii]

The hangover rehydration market is a small but growing segment of the global dietary supplement market. In 2019, this market was valued at $1.9 billion and is expected to outpace the dietary supplements market in terms of growth, growing at a 14.1% CAGR until 2027. By then, the market is expected to reach $4.6 billion. Contributing to its rise is the increasing consumption of alcohol and growing awareness of anti-hangover products.[xxviii]

The hangover rehydration market competes with the electrolyte drinks market, which is estimated to reach $1.42 billion in 2021 and grow at a 3.2% CAGR until 2026. Drinks within this market replenish sodium, potassium, calcium, magnesium, and phosphate levels, which are important for muscle and nerve stimulation. While driven by the rise of physical activity among Gen Z and Millenials,[xxix] replenishing electrolytes after a night of drinking may serve as a temporary hangover reliever.[xxx] This relatively mature market is led by leading brands including Gatorade and Powerade.[xxxi]

*Venture Financing*

Toast! competes in the broader food products category. Highlights from venture capital financing in food products companies from 2010 to 2020 include:[xxxii]

- Capital invested reached a 10-year high in 2020 with $8.46 billion invested during the year, a 47% increase from 2019
- Deal count peaked in 2019, with 1,372 total deals
- From 2010-2020, there just over $33 billion invested in food products companies across 9,463 total deals





**COMPETITORS**



**More Labs:** Founded in 2017, More Labs sells liquid supplement products for hangover recovery (Morning Recovery), focus (Liquid Focus), better sleep (Dream Well), and quicker hydration (Aqua+). Its Morning Recovery product is made with a blend of electrolytes that can be consumed before, during, or after drinking. In an independent clinical study, Morning Recovery users reported an 80% improvement of hangover symptoms. More Labs reportedly has over 150,000 customers[xxxiii] and sells online and in stores including CVS, 7-Eleven, Circle K, Whole Foods, and Walmart.[xxxiv]



**FlyBy:** FlyBy is a supplement brand that sells capsule, liquid, and powder electrolyte and mineral concentrates for hangover recovery, energy, and wellness. Its hangover recovery product, aptly named Recovery, is a capsule-based supplement to ease symptoms of hangovers. Users take three capsules before drinking and three right before bed. Its ingredients include Milk Thistle, Prickly Pear, a blend of electrolytes and vitamins, and Dihydromyricetin (DHM). In an independent clinical study, Flyby users reported a decrease in hangover symptom severity by four times.[xxxv] Recovery is sold online and is priced at $35 per bottle ($0.39 per dose).[xxxvi] Customers also have the option to subscribe to monthly shipments. In 2018, Flyby reported revenues of $1 million in the first 10 months of the year, 40% of which was from repurchase revenue.[xxxvii]

**blowfish Blowfish:** Founded in 2010, Blowfish sells dissolvable hangover remedy tablets. Unlike other hangover remedy supplements that use electrolytes and minerals to ease hangover symptoms, Blowfish for Hangovers' active ingredients are aspirin and caffeine. Its formulation is recognized by the FDA as effective.[xxxviii] The combination of aspirin and caffeine is designed to wake up users and allow aspirin to work faster—users should only take Blowfish after waking up. The company sells its products on its website, on Amazon, and in any CVS location nationwide.[xxxix] On Amazon, 12 tablets can be purchased for $12.[xl]



 **Liquid IV:** Founded in 2012, Liquid IV is a supplement brand that sells hydration, energy, sleep, and immune support powder packets. Its products use cellular transport technology (CTT), its proprietary technology that makes hydration and mineral absorption more efficient.[xli] When mixed with a glass of water, its Hydration Multiplier can deliver the hydration equivalent of two to three bottles of water and contains three times the electrolytes of a traditional sports drink. Liquid IV comes in seven different flavors and can be purchased online for less than $2 per hydration stick.[xlii] Multinational consumer goods company, Unilever, acquired the company in 2020 at an undisclosed valuation.[xliii]

## EXECUTIVE TEAM

 **Sean O'Neill, Founder and President:** Sean O'Neill is an experienced entrepreneur and creator of Toast!'s Before You Drink gummy. While running his previous startup Couchster, O'Neill was erroneously diagnosed with cirrhosis of the liver, which led him to research alcohol's effects on the body and potential mitigating factors to its post-drinking symptoms. He developed Toast!'s business plan and developed the beta-concept of the BYD gummy while studying for his MBA at Babson College, and in early-2019, he officially launched the Before You Drink gummy. O'Neill holds a B.A. in Economics and graduated Summa Cum Laude, Phi Beta Kappa, with Departmental Honors from Tulane University. He also earned a full tuition scholarship for his MBA program with a focus on Entrepreneurial Studies from Babson College, where he graduated Cum Laude.[xliv]

## PAST FINANCING

The company has raised a total of $220,000 in the form of convertible notes from 2018 to 2020. All notes pay 3% interest to the noteholder. $160,000, raised from Mucker Capital, will convert into at least 10% of the company immediately prior to a qualified equity financing event of $1 million or more. The remaining notes will convert into equity shares at a 10% discount following a qualified equity financing event of $1 million or more.

## INVESTMENT TERMS

**Security Type:** Crowd Note
**Round Size:** Min: $25,000 Max: $250,000
**Discount Rate:** 20%
**Valuation Cap:** $5 million
**Conversion Provisions:** In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## RISKS

Investment Risk



***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.*** There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

**Company Risk**

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,



- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://www.linkedin.com/in/joris-verster-7bb6518/

[ii] https://aatac.co/about-us/

[iii] https://www.linkedin.com/in/joris-verster-7bb6518/

[iv] https://apnews.com/press-release/business-wire/virus-outbreak-consumer-products-and-services-business-customer-statistics-public-opinion-fad4390334494d859b17888723e4c7f5

[v] https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market

[vi] https://aatac.co/about-us/

[vii] https://www.webmd.com/food-recipes/news/20040628/plant-extract-tame-hangover-symptoms

[viii] https://www.healthline.com/nutrition/milk-thistle-hangover#effectiveness

[ix] https://www.ilovematchatea.co.uk/matcha-tea-natural-hangover-cure/

[x] https://www.cnbc.com/2020/08/22/research-finds-l-cysteine-could-prevent-hangover-symptoms.html

[xi] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6780234/

[xii] https://www.gotpurpletree.com/post/b-vitamins-for-a-hangover-do-they-work

[xiii] https://hangovercure.org/guides/niacin-for-hangovers/

[xiv] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6780234/

[xv] https://www.hopkinsmedicine.org/health/wellness-and-prevention/melatonin-for-sleep-does-it-work

[xvi] https://www.webmd.com/diet/elderberry-health-benefits#1

[xvii] https://www.eatright.org/food/vitamins-and-supplements/types-of-vitamins-and-nutrients/how-vitamin-c-supports-a-healthy-immune-system

[xviii] https://www.mayoclinic.org/drugs-supplements-zinc/art-20366112

[xix] https://alwaystoast.com/products/before-you-drink-gummies-16-servings

[xx] https://alwaystoast.com/products/before-you-sleep-90-gummies

[xxi] https://alwaystoast.com/products/toast-to-immune-support-gummies

[xxii] https://aatac.co/about-us/

[xxiii] https://www.mucker.com/companies/

[xxiv] https://aatac.co/about-us/

[xxv] https://www.crnusa.org/newsroom/dietary-supplement-use-reaches-all-time-high

[xxvi] https://apnews.com/press-release/business-wire/virus-outbreak-consumer-products-and-services-business-customer-statistics-public-opinion-fad4390334494d859b17888723e4c7f5

[xxvii] https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market

[xxviii] https://www.grandviewresearch.com/industry-analysis/hangover-rehydration-supplements-market

[xxix] https://www.marketdataforecast.com/market-reports/electrolyte-drinks-market

[xxx] https://ataqfuel.com/blogs/ataq-fuel-news/electrolytes-and-hangovers

[xxxi] https://www.marketdataforecast.com/market-reports/electrolyte-drinks-market

[xxxii] Pitchbook Data, Inc.; Downloaded on March 24, 2021

[xxxiii] https://www.morelabs.com/products/morning-recovery

[xxxiv] https://www.morelabs.com/pages/retail-locator



xxxv https://www.flyby.co/products/recovery/recovery-capsules/

xxxvi https://www.flyby.co/products/recovery/recovery-capsules/

xxxvii https://www.starterstory.com/stories/flyby-selling-1m-of-hangover-pills-in-10-months

xxxviii https://www.amazon.com/Blowfish-Hangovers-FDA-Recognized-Formulation-Guaranteed/dp/B005EHQGCU

xxxix https://forhangovers.com/pages/store-locator

xl https://www.amazon.com/Blowfish-Hangovers-FDA-Recognized-Formulation-Guaranteed/dp/B005EHQGCU

xli https://www.liquid-iv.com/pages/science

xlii https://www.amazon.com/Liquid-I-V-Multiplier-Electrolyte-Supplement/dp/B01IT9NLHW

xliii https://www.unilever.com/news/press-releases/2020/unilever-to-acquire-liquid-iv.html

xliv https://www.linkedin.com/in/soneill118/

## EXHIBIT C

*Subscription Agreement*

*Subscription Agreement*

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Toast! Supplements, Inc.
11 Blackburnian Rd.
Lincoln, MA 01773

Ladies and Gentlemen:

The undersigned understands that Toast! Supplements, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the “Offering”). This Offering is made pursuant to the Form C, dated June 22, 2021 (the “Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on November 22, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c)  The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d)  Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
    i.      The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

**b) Information Concerning the Company.**

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.      The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.      The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.      The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i.      The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

**a) General Rule.**

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

**b) Appeal of Award.**

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

**c) Effect of Award.**

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

**d) No Class Action Claims.**

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | 11 Blackburnian Rd.<br>Lincoln, MA 01773<br>E-mail: sean@alwaystoast.com<br>Attention: Sean O'Neill |
| **with a copy to:** | Foley Shechter Ablovatskiy LLP<br>1001 Avenue of the Americas, 12<sup>th</sup> Floor<br>New York, NY 10018<br>Attention: Sasha Ablovatskiy, Esq.<br>Email: sablovatskiy@foleyshechter.com |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
|---|
| By_____<br>Name: |

| **PURCHASER (if an entity):** |
| :--- |
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Toast! Supplements, Inc.** |
| :--- |
| By_____<br>Name: Sean O'Neill<br>Title: Chief Executive Officer |

**EXHIBIT D**

*Crowd Note*

# Toast! Supplements, Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Toast! Supplements, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is November 22, 2021.

**1. Definitions.**

    a.  "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b.  "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c.  "**Corporate Transaction**" shall mean:

        i.  the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii.  the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

     A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

     B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a.  **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b.  **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c.  **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d.  **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e.  **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f.  **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g.  **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a.  **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b.  **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

    c.  **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

**EXHIBIT E**

*Pitch Deck*



# Toast!

## Supplements

## Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

*Please see the end of this presentation for important risk disclosure information.*

# The Problem:

## The demand for supplements keeps rising...but consumer expectations keep rising too

- Over 70% of Americans report using supplements.[1]

- Rising "Pill Fatigue": Non-pill supplement formats are on the rise. For example, a 2019 analysis found that adults account for 60% of gummy vitamin consumption.[2]

- Consumers prioritize functionality and taste, and we believe they're willing to pay a premium for them.

[1] https://www.crnusa.org/newsroom/2020-crn-survey-reveals-focus-vitamins-and-minerals-available-purchase-consumer-survey
[2] https://www.globenewswire.com/en/news-release/2019/02/06/1711434/0/en/Pill-Fatigue-Taste-and-Convenience-Drive-Gummy-Vitamin-Sales-states-Fact-MR-study.html



# The Solution:

## Toast! Functional supplements that taste as great as they help you feel

- **Toast!**: Uses trusted and appealing formats that consumers love, starting with gummies

- **Toast!**: Provides tangible & functional benefits, powered by natural ingredients that are clinically researched and scientifically validated

- **Toast!**: Our flagship product, the **Before You Drink** gummy, is a delicious, candy-quality gummy created to not only keep drinkers healthy, but leaves them feeling great come morning

*These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease. Before You Drink will not prevent intoxication nor enhance sobriety. Please celebrate and recover responsibly.*



# Q4 Launch: Rapid Organic Growth On Amazon



All Organic Sales
No PPC

FBA Inventory Restocked Mid-January
2021 To Date (As Of 3/23/21):
924 Sessions, 376 Orders: **40% Conversion Rate**

# The "Hangover" Market:
## Emerging with huge potential

Approximately 2 billion people
around the world consume alcohol,
fueling the global rehydration market
and hangover remedy alternatives,
including electrolyte drinks
(Gatorade, Powerade, Pedialyte)[1]



**$1.44 billion**

2020 Estimated Global Hangover
Rehydration Market Size[2]



**$1.42 billion**

2021 Estimated Electrolytes Drink
Market Size[3]

1 https://www.greenfacts.org/en/alcohol/l-2/01-number-people-affected.htm
2 https://www.grandviewresearch.com/industry-analysis/hangover-rehydration-supplements-market
3 https://www.marketdataforecast.com/market-reports/electrolyte-drinks-market

# Competitive Advantage: Gummies Win

| | Pills, Powders, Tablets | Beverages | Gummies |
|---|---|---|---|
| **Consumers** | "Pill Fatigue" increasing<br>Skepticism of format | Inconvenient for travel & storage<br>Difficult to share | **Fun, tasty, and appealing<br>Portable and shareable** |
| **Business Model** | Cannot command a<br>premium price | High cost of shipping and<br>storage | **High margin, compact and<br>lightweight** |
| **Distribution** | Primarily E-Commerce<br>Limited Retail | Highly competitive shelfspace,<br>storage space limited | **Designed for Point of Sale<br>Attractive to hospitality outlets** |

Unlike existing solutions, gummies are a great fit for bars and clubs (as garnishes, cocktail ingredients, "gummy shots," or as a bottle service line item), hotels and travel destinations (for both minibars and hotel stores), and more.

# Business Model
## Omnichannel

## DTC

**Where:** All available marketplaces
-Branded Domain (alwaystoast.com): top online channel, target for most marketing
-Other Marketplaces: eBay, Walmart, Google, as well as Amazon

**Who:** Wide appeal, known HVCs
-Wide Demo: 25 to 65+, men & women, numerous prospective customer demos
-HVCs: Weddings & large events, bachelor & bachelorette parties, travel & vacationers

**How:** Paid ads and secondary tactics
-Paid Ads: Instagram top channel, Amazon PPC, AdWords, and other channels secondary
-Secondary: Podcast ads, order inserts, referral programs, affiliate programs, PR

## B2B

**Where:** C-Stores now, Hospitality later
-C-Stores: Gummies designed for Point of Sale with single sale packs and display tray
-Hospitality: Hotel minibars and stores, breweries, bars and clubs

**Why:** Be Where You're Needed
-Avoid need for consumers to "plan ahead" by distributing to point of purchase
-POS placement where top of mind; anywhere alcohol is sold

**How:** Partnerships and Conventions
-AATAC preferred vendor provides access to 80K+ c-store and grab n' go accounts
-Conventions for convenience, hospitality, and retail industries

# Hangovers: Just The Beginning

## Functional Problems: Huge Markets

- Our Next Line: An updated **Before You Sleep (BYS)** product that is designed to help you fall asleep, stay asleep, and wake up feeling refreshed

- Product Strategy: **Credibility, Functionality, Convenience**
  - Products powered by **clinically researched, scientifically validated** natural ingredients
  - Functional solutions
  - Customer-Centric Design: Products formatted to **fit existing use cases** and habits

*These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure, or prevent any disease.*



# Toast! To Timelines



## Q3 2021

- Launch improved version of **BYD**
- Initiate expansion plans for worldwide shipping & first international marketplace (Australia, Southeast Asia)
- Launch outbound wholesale distribution
- AATAC convention
- Amazon "Launch Merchandising Package" for the BYD gummy

- Industry conferences
- Launch of improved **BYS** product
- PR & holiday campaign planning
- Digital advertisements and pay-per-click growth on Amazon

## Q4 2021

## Q1 2022

- Begin research and development on next proprietary line
- Publication of customer satisfaction survey
- Brand exposure at additional conventions to drive wholesale distribution

# Product Team



### Sean O'Neill

Founder and CEO
-Ex-Founder at Couchster
-Babson MBA '18



### Dr. Joris Verster

Scientific Advisor
-Founder of the Alcohol
Hangover Research Group
-Principal Investigator at
Utrecht University

# Contract



### Erick Piskulich

Package Design
-Experienced CPG Designer
-Previously worked w/Coca Cola
& Premium Alcohol Brands

# Partners



**Amazon's platform for cutting edge products** offering enhanced discoverability, marketing, and more

**America's largest c-store association** with members controlling 80+K locations across the US under banners including:









# Key Supplier



**Premium matcha company,** concentrated in the Los Angeles market

# Risk Disclosures

## Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity.*** You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

# Risk Disclosures

## Company Risk

*The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:*

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

# Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

# EXHIBIT F

*Video Transcript*

According to the CDC's alcohol and public health data, the United States lost over $200 billion dollars in 2010 due to excess drinking, with losses in workplace productivity accounting for over 70% of that total.[i] While the data attributes most of these costs to binge drinking, a January 2020 study found that 80% of respondents reported moderate hangover symptoms after only 3 drinks the night before.[ii]

Based on the latest clinical science and powered by natural ingredients like milk thistle and matcha green tea, the Before You Drink gummy is a unique product, a gummy supplement created to help restore key nutrients and support your liver so you can celebrate and still feel great. And unlike existing products, such as pills or drinks, our gummies are portable and shareable, as well as tasty and appealing for consumers. And with their point-of-sale format and high margins, we believe they are appealing to retailers as well.

There is huge market potential. According to the CDC, two-thirds of all Americans over the age of 18 drank alcohol in 2019[iii] and our existing customers range from their early 20s to early 70s. That said, we primarily target working professionals from their mid 20s to mid 50s, with multiple known demos within that group. We also target major events like weddings, bachelor parties, and family trips.

We launched our updated Before You Drink gummies last September and stocked out within 3 months with barely a penny spent on marketing. We've received rave reviews on their taste and efficacy, including a 9 of 10 from Chris Null of Drinkhacker who called them "quite delightful, almost like candy"[iv]. But is hasn't just been consumers. We were also approached by AATAC, the Asian American Trade Associations Council, the largest convenience store association in the United States whose members control over 80,000 locations across the country under banners including 7/11, Circle K, and more, with AATAC looking to bring our products to their members.[v]

Toast! has largely built itself on organic sales to date, but now we are poised to drive growth both online as well as through wholesale. We have further updated our Before You Drink gummies with our latest version expected to launch in August with an even further improved flavor and an updated packaging design, we have a new proprietary sleep line, and we're even launching into our first international market, Australia, this summer.

I'm Sean O'Neill, I'm the founder of Toast! and a Babson MBA and an experienced entrepreneur. I developed our initial product over the course of two years and have since partnered with Dr. Joris Verster, who's a longtime clinical researcher and the founder of the Alcohol Hangover Research Group. Dr. Verster not only studies alcohol and hangovers, but he is also a longtime clinical researcher on sleep,[vi] and he has helped with developing our active formulations. Toast! is a member of Mucker Labs and Amazon Launchpad,[vii] with access to a deep and varied network.

We are confident that we have a unique product that is poised to address a huge market,[viii] and we're really poised to drive a lot of growth this year, so I hope that you'll join us by investing in our MicroVentures campaign. And remember, Always Toast! Before You Drink.

[i] https://www.cdc.gov/alcohol/features/excessive-drinking.html

[ii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7019771/

[iii] https://www.niaaa.nih.gov/publications/brochures-and-fact-sheets/alcohol-facts-and-statistics

[iv] https://www.drinkhacker.com/2020/06/29/review-toast-before-you-drink-gummies/

[v] https://aatac.co/about-us/

[vi] https://www.linkedin.com/in/joris-verster-7bb6518/

[vii] https://www.amazon.com/s?k=before+you+drink&i=specialty-aps&srs=21179680011&ref=nb_sb_noss

[viii] https://www.grandviewresearch.com/industry-analysis/hangover-rehydration-supplements-market